                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                AMENDMENT NO. 4 (FINAL AMENDMENT) TO SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Millennium Pharmaceuticals, Inc.
      --------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        Millennium Pharmaceuticals, Inc.
      --------------------------------------------------------------------
                        (Name of Filing Person (Offeror))

                4.50% Convertible Senior Notes due June 15, 2006
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   217753 AE 2
                                   217753 AF 9
                                   217753 AG 7
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                            John B. Douglas III, Esq.
              Senior Vice President, General Counsel and Secretary
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 679-7000
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 with copies to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[_]      going-private transaction subject to Rule 13e-3.

[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  TENDER OFFER

         This Amendment No. 4 to Tender Offer Statement on Schedule TO is the final amendment relating to a change in control offer (the "Offer") by Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change in Control Notice and Offer to Purchase, dated March 14, 2002 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 4.50% Convertible Senior Notes due June 15, 2006 originally issued by COR Therapeutics, Inc., a Delaware corporation ("COR"). A Change in Control occurred on February 12, 2002, as a result of Millennium's acquisition of COR (the "COR Acquisition"). Pursuant to the COR Acquisition, Millennium assumed the 4.50% Convertible Senior Notes due June 15, 2006 originally issued by COR. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii) respectively to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 14, 2002.

         This Amendment No. 4 amends the Schedule TO in order to report the final results of the Offer. The Offer expired at 9:00 A.M., Eastern Time, on Monday, April 29, 2002. Pursuant to the Offer, $10,000 principal amount of the 4.50% Convertible Senior Notes due June 15, 2006 were validly tendered and not withdrawn prior to the expiration of the Offer, all of which were accepted for payment by Millennium.


ITEM 12. EXHIBITS.

         The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(5)(iii) the following:

         (a)(5)(iv) Press Release Regarding Final Results of the Offer, dated April 29, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.



                                      MILLENNIUM PHARMACEUTICALS, INC.

                                      By: /s/ John B. Douglas III
                                          --------------------------------------
                                          John B. Douglas III
                                          Senior Vice President, General
                                          Counsel and Secretary

Date: April 29, 2002

                                  EXHIBIT INDEX


Exhibit
Number                                  Description

(a)(1)(i)      Change in Control Notice and Offer to Purchase, dated March 14,
               2002.*

(a)(1)(ii)     Letter of Transmittal, dated March 14, 2002.*

(a)(1)(iii)    Letter to Clients, dated March 14, 2002.*

(a)(1)(iv)     Letter to Broker-Dealers, dated March 14, 2002.*

(a)(1)(v)      Instructions to Form W-9.*

(a)(5)(i)      Press Release Regarding Offer, dated March 14, 2002.*

(a)(5)(ii) Press Release Regarding Resale Registration Statement, dated March 28, 2002.*

(a)(5)(iii)    Press Release Regarding Put Right Provision, dated April 22,
               2002.*

(a)(5)(iv) Press Release Regarding Final Results of the Offer, dated April 29, 2002.**

(d)(1) Indenture by and between COR Therapeutics, Inc. and Firstar Bank, N.A., dated June 11, 2001(previously filed as Exhibit 4.1 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001, File No. 0-19290, and incorporated herein by reference).*

(d)(2) First Supplemental Indenture, dated as of February 12, 2002, among Millennium, COR Therapeutics, Inc. and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50% Convertible Senior Notes due June 15, 2006 (previously filed as
               Exhibit 4.2 to Millennium's Registration Statement on Form S-3, File No. 333-82654, and incorporated herein by reference).*

(d)(3) Second Supplemental Indenture, dated as of February 12, 2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50% Convertible Senior Notes due June 15, 2006 (previously filed as Exhibit 4.3 to Millennium's Registration Statement on Form S-3, File No. 333-82654, and incorporated herein by reference).*

(d)(4) Registration Rights Agreement among COR Therapeutics, Inc. and Goldman, Sachs & Co., Robertson Stephens Inc., Credit Suisse First Boston Corporation, CIBC World Markets Corp., and Needham & Company, Inc., dated June 11, 2001 (previously filed as Exhibit
               10.2 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001, File No. 0-19290, and incorporated herein by reference).*

(d)(5)         Form of Third Supplemental Indenture, between Millennium and U.S.
               Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50% Convertible Senior Notes due June 15, 2006.*

(d)(6) Third Supplemental Indenture, dated as of February 12, 2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50% Convertible Senior Notes due June 15, 2006.*

(g)            None.

(h)            None.

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* Previously filed.

**  Filed herewith.